Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

June 11, 2021

VIA EDGAR CORRESPONDENCE

Mr. Patrick Scott

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Cap Fund, Inc.
- AB FlexFee US Thematic Portfolio
File Nos. 2-29901 and 811-01716

Dear Mr. Scott:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the preliminary proxy statement filed on Schedule 14A (the “Proxy Statement”) for AB Cap Fund, Inc. (the “Registrant”) on behalf of AB FlexFee US Thematic Portfolio (the “Fund”), a series of the Registrant. The Proxy Statement, which was filed with the SEC on May 24, 2021, relates to a proposed amendment to the Fund’s investment advisory agreement that would implement an advisory fee with breakpoints at specific asset levels (based on the Fund’s average daily net assets) and eliminate the current performance-based advisory fee.

You provided the Staff’s comments to me during our telephone conversation on June 3, 2021. As the context requires, defined terms used herein are as defined in the Proxy Statement. Responses to each of the Staff’s comments are set forth below. Changes made in response to the Staff’s comments will be reflected in a definitive proxy statement filed on Schedule 14A.

Questions and Answers

Comment 1:	In the response to Question 3, disclosure at the end of the third bullet point suggests that the Fund is a “complex product,” but disclosure earlier in the bullet point indicates it is the fee methodology that is complex, as opposed to the product itself. The description of the “product” as complex, as opposed to the fee structure, may be misleading. Registrant should consider revising such disclosure accordingly.

Response:	Registrant has revised the disclosure as requested in response to this comment.

Comment 2:	In the response to Question 5, the second paragraph compares Fund expenses under the Amended Agreement to Fund expenses under the Current Agreement. Consider dividing this paragraph into two paragraphs to improve the clarity of the discussion.

Response:	Registrant has revised the disclosure as requested in response to this comment.

Comment 3:	In the response to Question 5, the first sentence of the third paragraph contains a parenthetical that describes the current expense limitation as “unsustainable over the long term.” Consider deleting this parenthetical, which may be misleading.

Response:	Registrant has revised the disclosure as requested in response to this comment.

Comment 4:	In the response to Question 5, the first sentence of the third paragraph describes the proposed change to the expense limitation as a “relatively small increase.” Consider deleting the description of the increase as “relatively small,” which may be misleading.

Response:	Registrant has revised the disclosure as requested in response to this comment.

Comment 5:	The response to Question 6 includes a discussion of a number of changes to the Fund, including changes to the Fund’s principal strategies, which are unrelated to the proposed change in the Fund’s investment advisory fee, the purpose of the Proxy Statement. Review and consider the necessity of this additional disclosure. If this disclosure will remain in the Proxy Statement, explain supplementally why this disclosure is included.

Response:	Registrant briefly describes other product changes it believes are related to the proposed change in fee structure or will be effected on or around the same date as such change. For example, the removal of “FlexFee” from the Fund name reflects the elimination of the performance-based fee, and the addition of “sustainable” in the Fund name is related to the change in emphasis of the Fund’s sustainable investment strategy.

The disclosure will not be revised in response to this comment.

Proxy Statement

Comment 6:	Review the fifth paragraph under “Proposal: Approval of Amendment to the Investment Advisory Agreement” on page 2 of the Proxy Statement and consider separating it into two paragraphs in order to enhance the clarity of the discussion.

Response:	Registrant has revised the disclosure as requested in response to this comment.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Emilie D. Wrapp, Esq.
Eric C. Freed, Esq.
Paul M. Miller, Esq